UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14D–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Subject Company)

ASCOT ACQUISITION CORP.

a wholly-owned Subsidiary of

RECKITT BENCKISER LLC

a wholly-owned Subsidiary of

RECKITT BENCKISER GROUP PLC

(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

806693107

(Cusip Number of Class of Securities)

CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

None
(Cusip Number of Class of Securities)

Kelly M. Slavitt

Deputy General Counsel and Legal Director

North America & Food, Reckitt Benckiser LLC

399 Interpace Parkway

P.O. Box 225

Parsippany, NJ 07054-0225

(973) 404-2435

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Toby S. Myerson
Kelley D. Parker
Steven J. Williams

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐            Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third–party tender offer subject to Rule 14d–1.

☐    issuer tender offer subject to Rule 13e–4.

☐    going–private transaction subject to Rule 13e–3

☐    amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e—4(i) (Cross—Border Issuer Tender Offer)

☐  Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Ascot Acquisition Corp. (“Purchaser”), a Delaware corporation, a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company, an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales, for all of the shares of Class A common stock of Schiff Nutrition International, Inc., a Delaware corporation (“Schiff” or the “Company”), par value $0.01 per share, and all of the shares of Class B common stock of the Company, par value $0.01 per share, that are issued and outstanding, upon the terms and subject to the conditions as shall be set forth in the planned tender offer.

The exhibits filed herewith are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Schiff’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Index No.

(a)(5)(i)	Press Release by Reckitt Benckiser Group plc, dated November 15, 2012.

(a)(5)(ii)	Letter to employees of Reckitt Benckiser Group plc, dated November 15, 2012.